SENSATA TECHNOLOGIES HOLDING N.V.

Kolthofsingel 8, 7602 EM Almelo

The Netherlands

February 17, 2011

Via EDGAR Submission and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz

Jay Mumford

Re:	Sensata Technologies Holding N.V. (the “Company”)

Registration Statement on Form S-1

(SEC File No. 333-172028), originally filed February 2, 2011

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of the Registration Statement on Form S-1, SEC File No. 333-172028, as it may be amended (the “Registration Statement”), to 3:00 p.m., Eastern time, on February 17, 2011, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SENSATA TECHNOLOGIES HOLDING N.V.

By:  /s/ Jeffrey Cote

        Name: Jeffrey Cote

        Title: Chief Financial Officer

cc: Dennis M. Myers, P.C.